UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-36506

OLD PSG WIND-DOWN LTD.
(Exact name of registrant as specified in its charter)

666 Burrard Street, Suite 1700, Vancouver, British Columbia, Canada, V6C 2X8 855-631-5352
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 17

Pursuant to the requirements of the Securities Exchange Act of 1934, Old PSG Wind-down Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2017	By:	/s/ Brian J. Fox
	Name:	Brian J. Fox
	Title:	Chief Restructuring Officer